

09056067

SEC .... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37180- 2872|

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2008___ AND ENDING ___12/31/2008___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wachovia Securities Financial Network, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Jefferson

(No. and Street)

St. Louis   MO   63103

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Lawlor   (314) 955-5000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – *if individual, state last, first, middle name*)

10 South Broadway   St. Louis   MO   63102

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kevin Lawlor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wachovia Securities Financial Network, LLC, as of December 31, 2008, is true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer
or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Name: Kevin Lawlor

Title: Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Independent Auditors' Report

The Board of Directors
Wachovia Securities Financial Network, LLC:

We have audited the accompanying statement of financial condition of Wachovia Securities Financial Network, LLC, (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wachovia Securities Financial Network, LLC as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 24, 2009

WACHOVIA SECURITIES FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Statement of Financial Condition
December 31, 2008
(In thousands)

Assets

Cash and cash equivalents	$	73,003
Receivable from brokers, dealers and clearing organizations		3,690
Securities owned, at fair value		748
Loans to independent financial advisors, net		49,114
Other assets		1,525
Total assets	$	128,080

Liabilities and Member's Equity

Commissions payable	$	14,187
Accrued compensation and benefits		3,087
Accrued expenses and other liabilities		20,362
Total liabilities		37,636
Member's equity		90,444
Total liabilities and member's equity	$	128,080

See accompanying notes to the financial statements.

WACHOVIA SECURITIES FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Notes to Statement of Financial Condition
December 31, 2008
(Dollars in thousands, except where noted)

(1) Organization and Basis of Presentation

Wachovia Securities Financial Network, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH). Effective December 31, 2008, Wachovia Corporation (Wachovia) merged with and into Wells Fargo & Company (Wells Fargo). Wells Fargo is the surviving corporation in the merger. Prior to December 31, 2008, WSFH was a majority owned consolidated subsidiary of Wachovia and thereafter is a majority owned consolidated subsidiary of Wells Fargo.

WSFH serves as the holding company for the retail brokerage and clearing businesses contributed by Wachovia and Prudential Financial, Inc. (Prudential) and is headquartered in St. Louis, Missouri. Final ownership percentages in the joint venture between Wachovia and Prudential have not been determined due to the January 1, 2008 contribution of A.G. Edwards retail brokerage business (A.G. Edwards division). Until determined, all joint venture activities, since that date, of WSFH are allocated to Wachovia and Prudential at 77% and 23%, respectively. WSFH's principal operating subsidiaries are Wachovia Securities, LLC (WSLLC), First Clearing, LLC (FCLLC) and the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), a futures commission merchant with the Commodity Futures Trading Commission (CFTC), and is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association. All securities transactions are cleared through FCLLC on a fully-disclosed basis. Accordingly, the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities. As such, the Company is exempt from the provisions of SEC Rule 15c3-3 (the Customer Protection Rule) under the Securities Exchange Act of 1934. At December 31, 2008, no cash or securities were required to be segregated under the Commodity Exchange Act (CEA) as there were no funds deposited by customers held by the Company or funds accruing to customers owned by the Company as a result of trades or contracts.

The principal business of the Company is to provide brokerage services to independent financial advisors who effect financial transactions in a wide array of financial instruments.

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Customer securities and commodities positions are not reflected in the Statement of Financial Condition as the Company does not have title to these assets.

Securities owned are carried at fair value.

Fair Value

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. The Company adopted this statement on January 1, 2008.

Receivable from brokers, dealers and clearing organizations, loans to independent financial advisors, net, and commissions payable are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under SFAS No. 109, *Accounting for Income Taxes*. The Company's taxable income primarily becomes taxable to the respective members of WSFH due to the treatment of WSFH as a non-taxable flow-through partnership entity for federal income tax purposes. However, certain states and foreign jurisdictions do subject the Company to entity-level taxation as a single member limited liability company; therefore, the related state and foreign taxes have been provided on a small portion of the Company's taxable income.

(3) **Securities Owned**

At December 31, 2008, securities owned consist of the following, at fair value:

	Securities owned
Equity securities	$ 690
Other	58
Total	$ 748

Fair value is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques which all significant assumptions are observable in the market (Level 2).

(4) Loans to Independent Financial Advisors

The Company provides loans to certain independent financial advisors which are forgiven or repaid either as a percentage of the independent financial advisor's gross production or on a fixed repayment schedule. The amortization period for these loans does not exceed ten years.

The Company has established an allowance to offset amounts deemed uncollectible from independent financial advisors. Loans to independent financial advisors are reported net of the allowance for doubtful accounts of $2,093 at December 31, 2008.

(5) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the aggregate indebtedness method, permitted by Rule 15c3-1, which requires that the Company's ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 of net capital. The Company is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the CEA. At December 31, 2008, the Company had net capital of $32,877 which was $30,352 in excess of its required minimum net capital of $2,525. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 1.15 to 1.

(6) Retirement and Stock Compensation Plans

Retirement Plans

Substantially all employees of the Company with one year of service are eligible for participation in various matched savings plans of Wachovia. These plans permit eligible employees to contribute up to 30% of eligible contributions, as defined. Annually, on approval of the Wachovia Board of Directors, employee contributions to the matched savings plans may be matched up to 6% of the employee's eligible compensation, as defined. Matching levels ranged from 0% to 6% as of December 31, 2008.

In addition, Wachovia provides postretirement benefits, principally health care and long term disability, to employees of the Company and their beneficiaries and dependents. Wachovia allocates expense to the Company for postretirement benefits based on employee compensation and the total cost incurred with respect to postretirement benefits on a consolidated basis. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's postretirement plan calculation and is therefore not available.

Stock Compensation Plans

Wachovia had stock option plans under which incentive and nonqualified stock options were granted periodically to certain employees of the Company and its subsidiaries. Restricted stock awards were also granted under these plans. Wachovia allocated expense to the Company and its subsidiaries for these plans based on the total cost incurred with respect to stock compensation expenses on a consolidated basis. All stock compensation plans vested December 31, 2008 due to the Wells Fargo acquisition of Wachovia.

(7) **Transactions with Affiliated Parties**

Note Payable to Affiliate

The Company has entered into a variable rate revolving unsecured line of credit agreement (the LOC Agreement) with Wachovia. Under the terms of the LOC Agreement, the Company may, from time to time, borrow funds for general operating purposes provided that aggregate borrowings under the LOC Agreement do not exceed $15,000 at any one time. The principal amount of the LOC Agreement is due on demand. The interest rate on borrowings under this line of credit is based on Wachovia's prior month average cost of funds. At December 31, 2008, the interest rate was 3.95% and the Company had $13,151 outstanding on the above line of credit.

Services Provided by Affiliates

The Company has entered into service agreements with Wachovia under which the Company receives certain technology and systems, operations and administrative support services from Wachovia.

The Company has other agreements with Wachovia and its affiliates for directly billed general and administrative services.

Clearing Services

The Company has entered into a fully-disclosed clearing agreement with FCLLC to clear its securities transactions. The agreement provides for the Company to pay FCLLC on a per trade basis.

Receivable from brokers, dealers and clearing organizations represents amounts due from FCLLC in connection with the fully-disclosed clearing arrangement at December 31, 2008.

FCLLC has entered into a service agreement with Prudential Investment Management Services LLC (PIMS), a subsidiary of Prudential, under which PIMS provides execution, clearance and other services to FCLLC on behalf of the Company, WSLLC and unaffiliated correspondent broker-dealers, with respect to investment companies available through certain of their mutual fund wrap account products and programs, and transactions in shares of open-end investment companies.

Money Market Fees

The Company earned fees from Prudential for the year ended December 31, 2008 for servicing customers invested in Prudential sponsored money market funds and for certain asset management product related administrative services.

The Company has arrangements with Evergreen Investment Management Co. (Evergreen), an affiliated mutual fund company, in which it receives compensation for servicing customers invested in Evergreen money market funds.

WACHOVIA SECURITIES FINANCIAL NETWORK, LLC

Notes to Statement of Financial Condition

December 31, 2008

The transactions with affiliates described above and the effect thereof on the accompanying statement of financial condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

Other

At December 31, 2008, the Company has other amounts payable to Wachovia and its affiliates totaling $722 which is included in accrued expenses and other liabilities in the Statement of Financial Condition.

(8) Dividends

Pursuant to the Retail Brokerage Formation Agreement (the Agreement) by and between Wachovia and Prudential (the Members), WSFH, the Company's parent, is obligated to distribute to the Members 70% of its consolidated net earnings each quarter, determined in accordance with U.S. generally accepted accounting principles, before deduction for any expense related to the amortization of intangible assets (Distributable Cash). Since the amount of Distributable Cash retained by WSFH has now exceeded $263 million, the Members may now elect to receive up to 30% additional distributions as defined in the Agreement.

During 2008, the Company declared and paid $15,000 in dividends to WSFH.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies, exchanges and clearing organizations.

(9) Commitments and Contingent Liabilities

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position. Wachovia and Prudential have agreed to indemnify the Company for any losses due to a claim against the Company which arises from an action, omission to act, condition or event that first occurred prior to July 1, 2003 whether or not such action, omission, condition or event continues after July 1, 2003. The Company will not, however, be indemnified by Wachovia or Prudential for a claim that arises from any such action, omission, condition or event to the extent it continues to occur following the 270th day after July 1, 2003.

Other contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company introduces its customer transactions to an affiliated clearing broker, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection with this agreement, the Company has agreed to indemnify FCLLC for losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. At December 31, 2008, substantially all customer obligations were collateralized by securities with a fair value in excess of the obligations.